SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                         AMENDMENT NO. 1

                               TO

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                     Entergy Pakistan, Ltd.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Whitman Breed Abbott & Morgan LLP
Entergy Services, Inc.             200 Park Avenue
639 Loyola Avenue                  New York, New York  10166
New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

          Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Entergy Pakistan, Ltd. ("Entergy Pakistan") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                    Entergy Pakistan, Ltd.
                    c/o Entergy Power Group
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

     Entergy Pakistan, an indirect subsidiary of Entergy, was organized for purposes of acquiring and holding Entergy's ownership interest in The Hub Power Company, Ltd. ("Hub Power"). Hub Power owns and operates a 1,292 megawatt oil-fired steam electric generating facility (the "Hubco Plant") located in the Pakistan province of Balochistan, and interconnection components that are necessary to interconnect the Hubco Plant with the utility grid. Entergy, through Entergy Pakistan, owns approximately a 5% interest in Hub Power.

     No person (other than Entergy) currently owns a 5% or more voting interest in Entergy Pakistan.

Item 2.   Domestic Associate Public-Utility Companies of Entergy
     Pakistan and their Relationship to Entergy Pakistan.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy Pakistan: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Pakistan.

               EXHIBIT A.     State Certification


Not applicable.

                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                              By:/s/ Frederick F. Nugent
                                   Frederick F. Nugent
                                  Secretary


Dated:  April 23, 1999